UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Short Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2019

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez

Name: Ana Graciela de Méndez
Title: CFO

BLADEX ANNOUNCES PROFIT FOR THE THIRD QUARTER 2019 OF $20.4 MILLION, OR $0.52 PER SHARE;

YEAR TO DATE PROFIT OF $64.0 MILLION, OR $1.62 PER SHARE

PANAMA CITY, REPUBLIC OF PANAMA, October 18, 2019

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the region, today announced its results for the third quarter (“3Q19”) and nine months (“9M19”) ended September 30, 2019.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	9M19	9M18	3Q19	2Q19	3Q18
Key Income Statement Highlights
Net Interest Income ("NII")	$82.6	$81.8	$26.7	$27.9	$27.3
Fees and commissions, net	$10.3	$11.8	$2.8	$5.1	$3.7
Total revenues	$95.2	$93.5	$29.5	$33.6	$30.1
Impairment loss on financial instruments	$(2.4)	$(58.8)	$(0.6)	$(0.8)	$(55.1)
Gain (impairment loss) on non-financial assets	$0.5	$(7.7)	$0.5	$0.0	$(4.8)
Operating expenses	$(29.4)	$(36.5)	$(9.0)	$(10.6)	$(10.9)
Profit (loss) for the period	$64.0	$(9.6)	$20.4	$22.3	$(40.7)
Profitability Ratios
Earnings per Share ("EPS") (1)	$1.62	$(0.24)	$0.52	$0.56	$(1.03)
Return on Average Equity (“ROAE”) (2)	8.5%	-1.2%	8.0%	9.0%	-15.5%
Return on Average Assets (“ROAA”)	1.36%	-0.20%	1.34%	1.43%	-2.58%
Net Interest Margin ("NIM") (3)	1.77%	1.74%	1.77%	1.81%	1.74%
Net Interest Spread ("NIS") (4)	1.19%	1.26%	1.19%	1.22%	1.20%
Efficiency Ratio (5)	30.9%	39.1%	30.4%	31.4%	36.0%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio (6)	$6,217	$6,305	$6,217	$6,209	$6,305
Investment Portfolio	$85	$93	$85	$88	$93
Total assets	$6,681	$6,561	$6,681	$6,576	$6,561
Total equity	$1,009	$989	$1,009	$1,003	$989
Market capitalization (7)	$790	$827	$790	$825	$827
Tier 1 Basel III Capital Ratio (8)	21.1%	17.8%	21.1%	20.4%	17.8%
Total assets / Total equity (times)	6.6	6.6	6.6	6.6	6.6
Liquid Assets / Total Assets (9)	14.4%	11.7%	14.4%	12.8%	11.7%
Credit-impaired loans to Loan Portfolio (10)	1.11%	2.08%	1.11%	1.16%	2.08%
Total allowance for losses to Commercial Portfolio (11)	1.67%	2.26%	1.67%	1.70%	2.26%
Total allowance for losses to credit-impaired loans (times) (11)	1.7	1.2	1.7	1.6	1.2

3Q19 & 9M19 Highlights

•	Bladex’s quarterly profit of $20.4 million in 3Q19 was 150% higher YoY, attributable to lower impairment losses on financial instruments and other assets, along with lower operating expenses. The 8% profit decrease QoQ was mainly driven by lower structuring and syndication fees as well as Net Interest Income (“NII”).

•	Profit for the 9M19 was $64.0 million, compared to a $9.6 million loss for 9M18, primarily resulting from lower impairment losses, improved performance in top line revenues (+2% YoY) and lower operating expenses (-20% YoY).

•	NII totaled $26.7 million for the 3Q19 (-5% QoQ; -2% YoY), with Net Interest Margin (“NIM”) of 1.77% (-4bps QoQ; +3bps YoY). Quarterly decrease was mainly due to the Bank’s asset-liability interest rate gap position and lower average lending volumes. NII and NIM for 9M19 reached $82.6 million and 1.77%, respectively, a 1% and 3bps increase YoY.

•	Fees and commissions income totaled $2.8 million in 3Q19 and $10.3 million for the 9M19. Quarterly decreases were primarily related to the uneven nature of the syndication business. The 13% decrease YoY was the result of lower fee income from the letters of credit business.

•	Efficiency Ratio improved to 30% in 3Q19 (-1pt. QoQ; -6pts. YoY) and 31% for 9M19 (-8pts. YoY), as operating expenses decreased to $9.0 million in 3Q19 (-15% QoQ; -17% YoY) and to $29.4 million in 9M19 (-20% YoY). The reduction YoY was mainly due to lower salaries and other personnel-related expenses, together with other cost savings.

•	3Q19 and 9M19 annualized Return on Average Equity (“ROAE”) were 8.0% and 8.5%, respectively. The Bank’s capitalization remained solid with a Tier 1 Basel III Capital Ratio of 21.1%, on higher asset quality allocation and a shift to a lower country risk mix exposure in our Commercial Portfolio.

•	Credit-impaired Loans, also referred to as Non-Performing Loans or NPL, decreased to $61.8 million at the end of 3Q19, representing 1.1% of total Loan Portfolio balances. 3Q19 NPL levels compare to $64.7 million, or 1.2% of total Loan Portfolio at the end of 2Q19, and to $119.0 million, or 2.1%, at the end of 3Q18. Total allowance for credit losses increased to 1.7 times NPL balances for 3Q19.

•	End-of-period Commercial Portfolio balances remained stable QoQ at $6.2 billion at the end of 3Q19 (-1% YoY). Average balances were $6.0 billion for the 9M19 (stable YoY) and $5.9 million for the 3Q19 (-2% QoQ and YoY).

CEO’s Comments

Mr. N. Gabriel Tolchinsky, Bladex’s Chief Executive Officer said, “The global economy in 2019 is on course for its weakest year of growth since the financial crisis, weighed down by tensions that have significantly slowed international trade. Given this macroeconomic context, we are, once again, downgrading our economic and trade growth expectations for Latin America, for both 2019 and 2020.

Today, we are expecting 0.2% economic growth for the Region - down from 0.6% at the end of the second quarter. Trade is expected to grow just 1.0% - down from 2.6% growth we were expecting at the end of the second quarter. But these tepid growth prospects mask significant disparities in economic performance between countries. Large countries like Mexico and Argentina are experiencing uncertainty that has some of its roots in lower foreign investment flows which are a key driver of economic growth. On the other hand, countries like Colombia and Brazil are experiencing a pick-up in consumer demand that is supporting their economies despite low commodity prices and weak international trade. In other words, slow or no growth in the developed world, which have resulted from protectionist measures on trade, and commodity prices, are having an uneven impact on the Region. Some countries are better prepared to withstand the prevailing environment.

Against this backdrop, we continue to analyze the risk/reward function at the country level, to adjust our portfolio accordingly and to maintain a vigilant credit underwriting posture.

•	Our credit portfolio is robust, with a slight decrease in credit impaired loans and a reduction in our watch list category.

•	Our credit reserve coverage and Tier I capital ratio remain strong.

•	Our book of business is solid, we are identifying new prospects, increasing share of wallet with our existing clients and structuring value-added transactions.

•	Our pipeline of syndicated and structured transactions tied to Latin American integration is also solid and should help us continue to increase our medium-term loan portfolio.

•	On the cost side, our recurrent expenses continue to decline.

The management of Bladex - as well as its Board of Directors - remains cautiously optimistic for our business for the remainder of 2019.”

RECENT EVENTS

▪	Quarterly dividend payment: The Bank’s Board of Directors (the “Board”) approved a quarterly common dividend of $0.385 per share corresponding to the third quarter 2019. The cash dividend will be paid on November 19, 2019, to shareholders registered as of October 29, 2019.

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

1)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.

2)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

3)	NIM refers to net interest margin which constitutes to Net Interest Income (“NII”) divided by the average balance of interest-earning assets.

4)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

5)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.

6)	The Bank’s “Commercial Portfolio” includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers’ liabilities under acceptances.

7)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

8)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

9)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, excluding pledged deposits and margin calls. Liquidity ratio refers to liquid assets as a percentage of total assets.

10)	Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPL. Loan Portfolio refers to gross loans, excluding interest receivable, the allowance for loan losses, and unearned interest and deferred fees.

11)	Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release include the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the trend of lending spreads, changes in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating results and return on equity in future periods, including income derived from the Treasury Business Segment, and changes in the financial and performance strength of the Bank. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, and the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Friday, October 18, 2019 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224. Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation will be available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions. The replay passcode is: 66717091.

For more information, please access http://www.bladex.com or contact:

Mrs. Ana Graciela de Méndez

Chief Financial Officer

Tel: +507 210-8563

E-mail address: amendez@bladex.com